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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT No.         )*
                                          ------
                                COMMSCOPE, INC.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   203372107
                   ----------------------------------------
                                (CUSIP Number)


FRIED, FRANK, HARRIS, SHRIVER & JACOBSON       FORSTMANN LITTLE & CO.
     ONE NEW YORK PLAZA                             SUBORDINATED DEBT & EQUITY
     NEW YORK, NY  10004                            MANAGEMENT BUYOUT
     ATTN:  LOIS HERZECA, ESQ.                      PARTNERSHIP-IV
     (212) 859-8000                                 INSTRUMENT PARTNERS
                                                    C/O FORSTMANN LITTLE & CO.
                                                    767 FIFTH AVENUE
                                                    NEW YORK, NY  10153
                                                    ATTN:  WINSTON W. HUTCHINS
                                                    (212) 355-5656
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 JULY 28, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP No. 203372107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       FORSTMAN LITTLE & CO. SUBORDINATED DEBT AND EQUITY MANAGEMENT BUYOUT
         PARTNERSHIP-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

       00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES              3,387,219

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH          0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH            3,387,219

                10  SHARED DISPOSITIVE POWER

                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,387,219

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.4%

14  TYPE OF REPORTING PERSON*

       PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





CUSIP No. 203372107

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       INSTRUMENT PARTNERS

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

       00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

       NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES              3,849,002

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH          0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH            3,849,002

                10  SHARED DISPOSITIVE POWER

                       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       3,849,002

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.4%

14  TYPE OF REPORTING PERSON*

       PN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
       INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




ITEM 1.   Security and Issuer
          -------------------

          This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common
Stock"), of CommScope, Inc., a Delaware corporation
("CommScope"). The principal executive offices of Commscope are located at 1375 Lenoir-Rhyne Boulevard, Hickory, North
Carolina 28601.

ITEM 2.  Identity and Background
         -----------------------

          This statement is filed by Instrument Partners and Forstmann Little & Co. Subordinated Debt and Equity
Management Buyout Partnership-IV ("MBO-IV")

ITEM 2.  (a), (b), (c)
         -------------

          Instrument Partners and MBO-IV are New York limited partnerships which are private investment firms.
Information with respect to the identity, address and background of the general partners of each of Instrument
Partners and MBO-IV is set forth on Schedule I attached hereto.

          The address of the principal office of each of MBO-
IV and Instrument Partners is c/o Forstmann Little & Co.,
767 Fifth Avenue, New York, New York  10153.

ITEM 2.  (d), (e)
         --------

          During the last five years, neither MBO-IV nor Instrument Partners nor, to the knowledge of MBO-IV and Instrument Partners, any person identified in Schedule I has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

          Prior to the close of business on July 25, 1997, CommScope was wholly owned by General Instrument Corporation, a Delaware corporation ("GI"). On July 28, 1997, all of the outstanding shares of Common Stock were distributed (the "Distribution") to GI's stockholders pursuant to the Distribution Agreement, dated as of June 12, 1997, among GI, CommScope, and NextLevel Systems, Inc., a Delaware corporation, (the "Distribution Agreement"). The shares of CommScope Common Stock issued in connection with the Distribution were registered under the Securities Act of 1933, as amended (Registration No. 333-23935). In their capacities as stockholders of GI, Instrument Partners and MBO-IV acquired all of the Common Stock herein reported as a dividend on the Common Stock of GI owned by such entities and did not pay any consideration therefore.

ITEM 4.  Purpose of Transaction
         ----------------------

          Instrument Partners and MBO-IV acquired the shares of Common Stock herein reported in the Distribution, as more fully described in Item 3. Each of Instrument Partners and MBO-IV have no current plan or intention to acquire or dispose of any shares of Common Stock.
          Except as set forth above, neither Instrument Partners nor MBO-IV nor, to the knowledge of Instrument Partners and MBO-IV, any person identified in Schedule I, has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

          The following information is as of June 10, 1997:

          (i)  Instrument Partners:

          (a)  Amount Beneficially Owned:

         Instrument Partners, a New York limited
partnership, directly owns 3,849,002 shares of Common Stock. FLC XXII Partnership, a New York general partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, is the general partner of Instrument Partners. TJ/JA L.P., a Delaware limited partnership having its principal business office at the address set forth in response to Item 2(b) of this statement, and Nicholas C. Forstmann, Wm. Brian Little, John
A. Sprague, Steven B. Klinsky and Winston W. Hutchins, each a United States citizen with his principal place of business being at the address set forth in response to Item 2(b) of this statement, are the general partners of FLC XXII Partnership. Theodore J. Forstmann, a United States citizen whose principal place of business is at the address set forth in response to Item 2(b) of this statement, is the general partner of TJ/JA L.P. Accordingly, each of such individuals and partnerships may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.

          The shares of Common Stock owned by Instrument
Partners represent approximately 8.4% of the Common Stock.

          (b)   Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote --
                       3,849,002.

                (ii)   shared power to vote or to direct the
                       vote -- None.

                (iii)  sole power to dispose or to direct
                       the disposition of -- 3,849,002.

                (iv) shared power to dispose or to direct the disposition of -- none.

          (ii)  MBO-IV:

          (a)   Amount Beneficially Owned:

          MBO-IV, a New York limited partnership, directly owns 3,387,219 shares of Common Stock. FLC Partnership, L.P. ("FLC") is the general partner of MBO-IV and, accordingly, may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaims any such beneficial ownership pursuant to Rule 13d-4. Theodore
J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky, Winston W. Hutchins, Thomas H. Lister and Sandra J. Horbach, each a United States citizen with his or her principal place of business being at the address set forth in response to
Item 2(b) of this statement, are the general partners of FLC. Pursuant to the FLC partnership agreement, however, Ms. Horbach and Mr. Lister have no economic, voting, dispositive or other beneficial ownership of any shares of Common Stock of CommScope owned by MBO-IV. Accordingly, each of Messrs. Theodore J. Forstmann, Nicholas C. Forstmann, Steven B. Klinsky and Winston W. Hutchins may be deemed to share beneficial ownership of these shares of Common Stock, but specifically disclaim any such beneficial ownership pursuant to Rule 13d-4.

          The shares of Common Stock owned by MBO-IV represent approximately 7.4% of the Common Stock.

          (b)   Number of shares as to which such person has:

                (i)    sole power to vote or to direct the vote
                       -- 3,387,219.

                (ii)   shared power to vote or to direct the
                       vote -- None.

                (iii)  sole power to dispose or to direct
                       the disposition of -- 3,387,219.

                (iv) shared power to dispose or to direct the disposition of -- None.

          (iii) Except as set forth above, neither
Instrument Partners nor MBO-IV nor, to the knowledge of Instrument Partners and MBO-IV, any person identified in
Schedule I, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ------------------------------------------------------

          Pursuant to a Letter Agreement dated July 25, 1997 (the "Letter Agreement"), CommScope has agreed to provide each of Instrument Partners and MBO-IV all the rights and privileges afforded them by GI and GI Corporation in respect of GI Common Stock under the Registration Rights Agreement, dated as of April 6, 1992, among GI, GI Corporation, Instrument Partners and MBO-IV (the "Registration Rights Agreement") with respect to the shares of CommScope Common Stock received by Instrument Partners and MBO-IV in the Distribution.

          The foregoing description of the Letter Agreement is not intended to be complete and is qualified in its entirety by the complete text of such Agreement and the Registration Rights Agreement, both of which are incorporated herein by reference. The Letter Agreement and the Registration Rights Agreement are filed as Exhibits 1 and 2 hereto, respectively.

          Except as set forth or incorporated by reference herein, neither Instrument Partners nor MBO-IV, nor to the knowledge of Instrument Partners and MBO-IV, any person identified in Schedule I, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of CommScope.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

1.     Letter Agreement, dated July 25, 1997, among
       CommScope, Instrument Partners and MBO-IV.

2.     Registration Rights Agreement, dated as of April 6,
       1992, among GI, GI Corporation, Instrument Partners and MBO-IV.



                          SIGNATURE
                          ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 31, 1997              INSTRUMENT PARTNERS


                                   By:  FLC XXII Partnership,
                                        its general partner


                                   By:  /s/ Winston W. Hutchins
                                        -------------------------------
                                        Winston W. Hutchins,
                                        a general partner


                                   FORTSMANN LITTLE & CO. SUBORDINATED
                                   DEBT AND EQUITY MANAGEMENT BUYOUT
                                   PARTNERSHIP-IV


                                   By:  FLC Partnership,
                                        its general partner

                                   By:  /s/ Winston W. Hutchins
                                        -------------------------------
                                        Winston W. Hutchins,
                                        a general partner


                                                  SCHEDULE I
                                                  ----------

                    FLC XXII Partnership:
                     General Partner of
                     Instrument Partners
                    --------------------


     FLC XXII Partnership, a New York general partnership ("FLC XXII"), is the general partner of Instrument Partners. Its purpose is to act as general partner of Instrument Partners and other limited partnerships affiliated with Instrument Partners. The address of the principal office of Instrument Partners is c/o Forstmann Little & Co., 767 Fifth Avenue, New York, NY 10153.


                         Partners of
                    FLC XXII Partnership
                    --------------------


     The following are the general partners of FLC XXII Partnership, the general partner of Instrument Partners.
All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                         Nicholas C. Forstmann
                         Winston W. Hutchins
                         Steven B. Klinsky
                         Wm. Brian Little
                         John A. Sprague
                         TJ/JA L.P., a Delaware limited
                         partnership.  The general
                         partner of TJ/JA L.P. is Theodore
                         J. Forstmann.
                         FLC Partnership, L.P.

                   FLC Partnership, L.P.:
                     General Partner of
     Forstmann Little & Co. Subordinated Debt and Equity
              Management Buyout Partnership-IV
     ---------------------------------------------------


     FLC Partnership, L.P. a New York limited partnership
("FLC"), is the general partner of Forstmann Little & Co.
Subordinated Debt and Equity Management Buyout Partnership-
IV ("MBO-IV"). Its purpose is to act as general partner of MBO-IV and other limited partnerships affiliated with MBO-
IV.  The address of the principal office of FLC is c/o
Forstmann Little & Co., 767 Fifth Avenue, New York, NY
10153.


                         Partners of
                    FLC Partnership, L.P.
                    ---------------------


     The following are the general partners of FLC
Partnership, L.P., the general partner of MBO-IV. All of the following are general partners of partnerships affiliated with Forstmann Little & Co., a private investment firm. The business address of each of the following person's is 767 Fifth Avenue, New York, NY 10153 and each is a citizen of the United States.

                         Theodore J. Forstmann
                         Nicholas C. Forstmann
                         Sandra J. Horbach
                         Winston W. Hutchins
                         Steven B. Klinsky
                         Thomas H. Lister